Exhibit 99.1

Yintech Reports Fourth Quarter and Full Year 2017 Unaudited Financial Results

SHANGHAI, China, Mar. 13, 2018 — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2017.

For the fourth quarter of 2017, Yintech’s customer trading volume was RMB717.1 billion (US$110.2 billion), a 49.5% decrease compared to the fourth quarter of 2016 and a 15.3% decrease compared to the previous quarter. Yintech generated revenues of RMB386.1 million (US$59.3 million), a 63.6% decrease compared to the fourth quarter of 2016 and a 0.6% decrease compared to the previous quarter. For the full year 2017, Yintech’s customer trading volume and revenues were RMB3,841.1 billion (US$590.4 billion) and RMB 2,448.9 million (US$376.4 million), respectively.

	For the quarter ended					For the year ended
In RMB million, except otherwise specified	December 31, 2016	September 30, 2017	December 31, 2017	YoY Change	QoQ Change	December 31, 2016	December 31, 2017	Change
Customer trading volume (in RMB billion)	1,419.5	847.0	717.1	(49.5%)	(15.3%)	2,978.3	3,841.1	29.0%
Revenues	1,061.7	388.3	386.1	(63.6%)	(0.6%)	2,719.5	2,448.9	(10.0%)
Net commissions and fees	995.3	337.9	286.7	(71.2%)	(15.1%)	2,547.0	2,198.6	(13.7%)
Net income attributable to Yintech	338.3	68.6	(54.6)			930.7	480.7	(48.4%)
EPS per ADS - diluted (RMB)	4.62	0.94	(0.72)			14.92	6.65	(55.4%)

Non-GAAP data
Non-GAAP net income attributable to Yintech	489.9	101.0	61.4	(87.5%)	(39.2%)	1,108.2	691.6	(37.6%)
Non-GAAP EPS per ADS - diluted (RMB)	6.69	1.38	0.81	(87.9%)	(41.3%)	17.76	9.56	(46.2%)

“Our commodities services business on the Shanghai Gold Exchange faced a challenging environment during the quarter as the volatility of gold prices remained around historically low levels,” commented Mr. Wenbin Chen, Chairman and CEO of Yintech. “Over the past few months, we have focused our resources on establishing the infrastructure for new businesses and developed a range of mobile applications for our securities services business, which includes overseas securities trading services, securities advisory and information platform services, and asset management services. We are confident in our ability to build a solid platform for the rapid and sustainable expansion of our securities services business in the coming quarters.”

“Our joint venture with SINA began generating revenue during the quarter and we expect it to continue gaining growth momentum,” added Mr. Hongchen Yu, Interim CFO of Yintech. “We completed the acquisition of Forthright Securities during the quarter and will begin consolidating its revenues and profits during the first quarter of 2018, which we expect will further drive growth in our securities services business. In addition, we are pleased to announce that our board of directors has approved an annual dividend distribution of US$0.40 per ADS, which translates into a dividend yield of 4.0% based on our latest closing share price. We believe this demonstrates our solid financial position and strong commitment to creating value for our shareholders.”

Fourth Quarter 2017 Financial Results

Revenues for the quarter were RMB386.1 million (US$59.3 million), a decrease of 63.6% from RMB1,061.7 million in the same quarter last year and a decrease of 0.6% from RMB388.3 million in the previous quarter. The decreases were mainly due to the decreases in net commissions and fees.

Net commissions and fees for the quarter were RMB286.7 million (US$44.1 million), a decrease of 71.2% from RMB995.3 million in the same quarter last year and a decrease of 15.1% from RMB337.9 million in the previous quarter.

Net commissions and fees from commodities services for the quarter were RMB273.7 million (US$42.1 million), a decrease of 18.2% from the previous quarter, primarily as a result of the decrease in customer trading volume. Customer trading volume was RMB717.1 billion (US$110.2 billion) during the quarter, a decrease of 15.3% from the previous quarter.

Net commissions and fees from securities services for the quarter were RMB13.0 million (US$2.0 million), an increase of 303.6% from the previous quarter, mainly due to an increase in the number of paying customers for the Company’s securities advisory services.

Effective fee rate (representing net commissions and fees from commodities services as a percentage of customer trading volume) for the quarter was 0.038%, compared with 0.070% in the same quarter last year and 0.040% in the previous quarter.

Expenses for the quarter were RMB421.4 million (US$64.8 million), a decrease of 38.4% from RMB684.3 million in the same quarter last year and an increase of 33.6% from RMB315.3 million in the previous quarter. The sequential increase was primarily attributable to an increase in employee compensation and benefits due to the payment of year-end discretionary compensation, as well as an increase in advertising and promotion expenses.

Net loss for the quarter was RMB63.6 million (US$9.8 million), compared to net income of RMB337.7 million in the same quarter last year and net income of RMB66.5 million in the previous quarter.

Net loss attributable to Yintech for the quarter was RMB54.6 million (US$8.4 million), compared to net income of RMB338.3 million in the same quarter last year and net income of RMB68.6 million in the previous quarter.

Diluted loss per ADS for the quarter was RMB0.72 (US$0.11), compared with diluted earnings per ADS of RMB4.62 in the same quarter last year and diluted earnings per ADS of RMB0.94 in the previous quarter.

Non-GAAP net income attributable to Yintech for the quarter was RMB61.4 million (US$9.4 million), a decrease of 87.5% from RMB489.9 million in the same quarter last year and a decrease of 39.2% from RMB101.0 million in the previous quarter.

Non-GAAP diluted earnings per ADS for the quarter were RMB0.81 (US$0.12), compared with non-GAAP diluted earnings per ADS of RMB6.69 in the same quarter last year and non-GAAP diluted earnings per ADS of RMB1.38 in the previous quarter.

Full Year 2017 Financial Results

Revenues for the full year 2017 were RMB2,448.9 million (US$376.4 million), a decrease of 10.0% from RMB2,719.5 million for the full year 2016, mainly due to the decrease in net commissions and fees.

Net commissions and fees for the full year 2017 were RMB2,198.6 million (US$337.9 million), a decrease of 13.7% from RMB2,547.0 million for the full year 2016.

Net commissions and fees from commodities services for the full year 2017 were RMB2,177.9 million, a decrease of 14.5% from RMB2,547.0 million for the full year 2016. The decrease was primarily due to a decrease in the effective fee rate following the termination of trading on local exchanges, which was partially offset by a 29.0% increase in customer trading volume to RMB3,841.1 billion (US$590.4 billion), from RMB2,978.3 billion for the full year 2016.

Net commissions and fees from securities services for the full year 2017 were RMB20.7 million (US$3.2 million), compared to nil for the full year 2016.

Effective fee rate (representing net commissions and fees as a percentage of customer trading volume) for the full year 2017 was 0.057%, compared with 0.086% for the full year 2016.

Expenses for the full year 2017 were RMB1,812.4 million (US$278.6 million), an increase of 8.6% from RMB1,668.4 million for the full year 2016, primarily attributable to increases in employee compensation and benefits as well as occupancy and equipment rental expenses.

Net income for the full year 2017 was RMB467.0 million (US$71.8 million), a decrease of 49.6% from RMB925.7 million for the full year 2016.

Net income attributable to Yintech for the full year 2017 was RMB480.7 million (US$73.9 million), a decrease of 48.4% from RMB930.7 million for the full year 2016.

Diluted earnings per ADS for the full year 2017 were RMB6.65 (US$1.02), compared with diluted earnings per ADS of RMB14.92 for the full year 2016.

Non-GAAP net income attributable to Yintech for the full year 2017 was RMB691.6 million (US$106.3 million), a decrease of 37.6% from RMB1,108.2 million for the full year 2016.

Non-GAAP diluted earnings per ADS for the full year 2017 were RMB9.56 (US$1.47), compared with non-GAAP diluted earnings per ADS of RMB17.76 for the full year 2016.

As of December 31, 2017, the Company had cash of RMB690.5 million (US$106.1 million) and short term investments of RMB1,212.0 million (US$186.3 million), compared with RMB1,541.2 million and RMB218.9 million as of December 31, 2016, respectively.

As of December 31, 2017, Total shareholders’ equity of Yintech was RMB3,576.2 million (US$549.7 million), compared with RMB3,316.0 million as of December 31, 2016.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view, takes into account the fewer number of trading days during the first quarter due to the Chinese New Year holiday, and is subject to change:

2018 First Quarter Guidance

•                  Customer trading volume will be in the range of RMB470 billion to RMB490 billion.

•                  Revenues will be in the range of RMB260 million to RMB280 million.

Dividend

Yintech’s board of directors has approved a dividend of US$0.40 per ADS for full year 2017, which is expected to be paid on or around April 9, 2018 to shareholders of record as of the close of business on March 27, 2018.

The Company maintains a strong commitment to creating value for its shareholders through dividends, while the timing, amount and form of future dividends, will depend on, among other things, the Company’s future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by the Company from its subsidiaries, financial condition, contractual restrictions and other factors deemed relevant by the Company’s board of directors.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as amortization of intangible assets in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as amortization of intangible assets in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.5063 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Tuesday, March 13, 2018 (8:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, March 20, 2017.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088
U.S. Toll Free	+1 877 344 7529
Passcode	10117840

A live and archived webcast of the conference call will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Operational Highlights

	For the three months ended			For the year ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2016	December 31, 2017
Customer trading volume (in RMB billion)	1,419.5	847.0	717.1	2,978.3	3,841.1

Net commissions and fees (in RMB million)
Commodities services[1]	995.3	334.7	273.7	2,547.0	2,177.9
Securities services[2]	0.0	3.2	13.0	0.0	20.7
Total	995.3	337.9	286.7	2,547.0	2,198.6

Effective fee rate[3]	0.070%	0.040%	0.038%	0.086%	0.057%

Active accounts[4]	55,644	37,391	31,999	73,078	121,410

Tradable accounts[5]	143,539	151,908	108,850	143,539	108,850

Note

1 Represents net commissions and fees earned from customer trading of spot and futures commodities contracts.

2 Represents net commissions and fees earned by providing securities advisory services, securities information platform services and asset management services to customers.

3 Represents net commissions and fees from commodities services as a percentage of customer trading volume.

4 Refers to a regular customer account that executed at least one trade of spot and futures commodities contracts through us during the period.

5 Refers to a regular customer account that has been activated for trading of spot and futures commodities contracts and has remained tradable as of the end of the given period. Total number of tradable accounts as of or after December 31, 2017 excluded customer accounts on the Tianjin Precious Metals Exchange.

Consolidated Statements of Comprehensive Income

In RMB ‘000, except otherwise specified

	For the three months ended			For the year ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2016	December 31, 2017
Revenues
Commissions and fees, net	995,270	337,896	286,749	2,547,043	2,198,575
Trading gains/(losses), net[4]	4,994	11,966	9,771	12,563	40,554
Interest and investment income	2,638	861	1,390	4,365	5,406
Other revenues	58,811	37,608	88,181	155,570	204,411
	1,061,713	388,331	386,091	2,719,541	2,448,946

Expenses
Employee compensation and benefits	(384,224)	(171,006)	(254,885)	(839,024)	(1,066,553)
Advertising and promotion	(200,294)	(60,632)	(92,012)	(554,291)	(424,865)
Information technology and communications	(12,212)	(12,498)	(7,950)	(40,905)	(41,170)
Occupancy and equipment rental	(29,984)	(31,211)	(30,789)	(76,594)	(123,680)
Taxes and surcharges	(10,275)	(4,228)	(2,298)	(30,748)	(21,080)
Intangible assets amortization	(14,502)	(14,096)	(14,158)	(19,081)	(56,547)
Other expenses	(32,849)	(21,641)	(19,287)	(107,766)	(78,509)
	(684,340)	(315,312)	(421,379)	(1,668,409)	(1,812,404)

Income before income taxes	377,373	73,019	(35,288)	1,051,132	636,542
Income taxes	(39,714)	(6,538)	(28,317)	(125,430)	(169,556)
Net income	337,659	66,481	(63,605)	925,702	466,986
Less: Non-controlling interests	(602)	(2,137)	(8,972)	(4,966)	(13,678)
Net income attributable to Yintech	338,261	68,618	(54,633)	930,668	480,664
Other comprehensive income	19,985	7,479	(18,068)	42,696	(19,514)
Comprehensive income attributable to Yintech	358,246	76,097	(72,701)	973,364	461,150

Earnings per ADS[6] (RMB)
Basic	4.88	0.96	(0.76)	15.80	6.87
Diluted	4.62	0.94	(0.72)	14.92	6.65

Weighted average number of shares (‘000)[6]
Basic	1,386,713	1,428,139	1,444,399	1,177,786	1,398,436
Diluted	1,467,534	1,464,569	1,508,787	1,247,659	1,446,196

Number of shares outstanding at end of period (‘000)[6]	1,377,709	1,398,224	1,401,783	1,377,709	1,401,783

Note:

6 Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In RMB ‘000, except otherwise specified

	December 31, 2016	December 31, 2017
Assets
Cash	1,541,241	690,478
Entrusted bank balances held on behalf of customers	—	150,452
Derivative assets	45,569	—
Short term investments	218,940	1,212,006
Deposits with clearing organizations	265,807	1,152
Accounts receivable	109,497	171,156
Equipment and leasehold improvements	37,594	39,214
Deferred tax assets	59,551	34,431
Goodwill	1,069,603	1,096,972
Intangible assets	417,257	433,983
Other assets	154,822	311,281
Total Assets	3,919,881	4,141,125

Liabilities and Shareholders’ Equity
Deferred tax liabilities	108,694	106,315
Income tax payable	145,049	73,458
Accounts payable	15,274	197,516
Accrued employee benefits	231,376	142,085
Other liabilities	103,507	45,553
Total liabilities	603,900	564,927

Equity attributable to Yintech shareholders	3,316,666	3,562,380
Equity attributable to non-controlling interests	(685)	13,818
Total shareholders’ equity	3,315,981	3,576,198

Total liabilities and shareholders’ equity	3,919,881	4,141,125

Reconciliation of GAAP to Non-GAAP Results

In RMB ‘000, except otherwise specified

	For the three months ended			For the year ended
	December 31, 2016	September 30, 2017	December 31, 2017	December 31, 2016	December 31, 2017

Net income attributable to Yintech	338,261	68,618	(54,633)	930,668	480,664
Add: Share-based compensation	141,384	22,073	105,771	163,813	169,717
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	10,303	10,303	10,303	13,737	41,213
Non-GAAP net income attributable to Yintech	489,948	100,994	61,441	1,108,218	691,594

Non-GAAP earnings per ADS[7] (RMB)
Basic	7.07	1.41	0.85	18.82	9.89
Diluted	6.69	1.38	0.81	17.76	9.56

Note:

7 Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com